25 YEARS
CANADIAN WESTERN BANK
Realizing our promise.

082-04478

RECEIVED
2008 JUN 16 A 7:46

09046348

June 4, 2009

SUPPL

Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

Dear Mr. Dudek:

Attached please find the latest Q2 2009 release from Canadian Western Bank dated June 4, 2009 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Assistant Vice President, Finance

Enclosure

Suite 2300, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 Tel 780.423.8888 Fax 780.423.8897 www.cwbank.com

CANADIAN WESTERN BANK GROUP

RECEIVED

2009 JUN 16 A 7:47

NEWS RELEASE

CWB earnings mark 84 consecutive profitable quarters, a period spanning 21 years

Ongoing margin compression adversely impacts total revenues and profitability

Celebrated the Bank's 25th anniversary

Edmonton, June 4, 2009 – Canadian Western Bank (CWB on TSX) today announced the achievement of its 84th consecutive profitable quarter, a period spanning 21 years. Second quarter net income of $21.6 million decreased 15% compared to the same quarter last year mainly reflecting ongoing margin compression. The recessionary economic environment and challenging operating conditions for the financial services sector were additional factors that impacted performance. Diluted earnings per common share of $0.30 were down 23% and include the impact of the initial cash dividend ($0.04 per diluted common share) paid on preferred shares. Quarterly results also included $1.7 million ($0.03 per diluted common share, before and after tax) of additional non-cash, stock-based compensation expense reflecting required accounting treatment for stock options voluntarily forfeited by certain CWB management. Total loans increased 1% in the quarter, 5% year-to-date and 14% over the past twelve months. Although partially mitigated by gains on the sale of securities, revenues and overall profitability continued to be adversely affected by a significantly lower net interest margin. Consecutive reductions in the prime lending rate were the main factors contributing to quarterly margin compression. Compared to a year earlier, the prime lending rate decreased 250 basis points to reach its current historic low of 2.25%. Year-to-date net income of $47.2 million was 8% lower compared to the same period last year, while diluted earnings per common share decreased 11% to $0.70.

Second Quarter Highlights:

(three months ended April 30, 2009 compared with three months ended April 30, 2008 unless otherwise noted)

- Net income of $21.6 million, down 15% (down 8% excluding the $1.7 million of additional non-cash, stock-based compensation expense previously noted).
- Diluted earnings per common share of $0.30, down 23% (down 5% excluding both the additional non-cash, stock-based compensation expense and the initial cash dividend paid on preferred shares).
- Completed offerings for a total of 8,390,000 preferred share units for gross proceeds of $209.8 million.
- Tier 1 capital ratio of 11.0%; total capital ratio of 15.2%.
- Loan growth of 1% in the quarter and 14% over the past twelve months.
- Total revenues (teb[1]) of $75.4 million, up 2%.
- Opened a new trust services office in Toronto (Canadian Western Trust Company).
- Celebrated the Bank's 25th anniversary.

[1] Taxable equivalent basis. See definition following Financial Highlights table.

On June 3, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 2, 2009 to shareholders of record on June 18, 2009. This quarterly dividend is unchanged from both the previous quarter and the quarterly dividend declared one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on July 31, 2009 to shareholders of record on July 23, 2009.

Banking and trust earnings of $19.4 million were down 16% compared to one year ago as the positive earnings impact from strong loan growth and a 30% increase in other income was more than offset by the significantly compressed net interest margin and higher non-interest expenses. Second quarter net income from insurance operations of $2.2 million was relatively unchanged from a year earlier. On a year-to-date basis, banking and trust earnings of $44.2 million were down 7% from 2008, while net income from insurance operations of $3.0 million decreased 20% reflecting higher claims activity in the British Columbia (BC) home product line due to severe weather.

"Our second quarter results were as expected given the significant negative earnings impact from ongoing margin compression, but also as expected, there is some light on the horizon," said Larry Pollock, President and CEO. "Interest rates have bottomed, market spreads appear to be normalizing and deposit costs are trending downwards. These factors, combined with our ongoing success in repricing new and renewal loan accounts to reflect current market conditions are very positive indicators as we move forward. We are now reasonably confident that we are through the worst as it relates to margin compression, though it will likely take considerable time before we see a return to historic norms. Margin improvement was evident in the latter part of the second quarter and we expect this trend will continue for the remainder of the year."

"Not unlike the rest of the world, Western Canada continues to cope with a recessionary economic environment and rising unemployment levels, but our view is that we are well positioned to manage through the remainder of this cycle," added Pollock. "The economic contraction in our markets has curbed new deal flow and, in some cases, this has been intensified by aggressive loan prices being offered by a few of our competitors. Considering expected paybacks of existing accounts, coupled with a reduction in new loan applications, we will likely be challenged this year to achieve our 10% annual loan growth target."

"Gross impaired loans were relatively flat for the quarter due to the successful resolution of some accounts. Remaining problem accounts are in various stages of being worked out, which should help stabilize the level of impaired loans over time. However, it's likely we will see further increases as we progress through the economic cycle. Based on our current assessment, actual write-offs are expected to remain within acceptable levels and we will continue to provision accordingly. At this point, we see no need to adjust our provisions beyond the targeted level of 15 - 18 basis points of average loans."

"With the successful closing of our preferred share offerings in the second quarter, CWB's capital ratios now rank among the strongest of all Canadian banks. While the placement of these preferred shares has negatively impacted our net financial results for the short-term, our experienced executive management team is committed to prudently deploying this capital for the future benefit of all CWB stakeholders. We are actively evaluating opportunities and will ensure that any transaction is both strategic and accretive to our future development."

"We were excited this quarter to celebrate the Bank's 25th anniversary and marked this significant achievement by hosting events in many of our key markets, including special receptions in Edmonton, Calgary and Vancouver. Our Bank was initially formed during challenging economic times that saw many institutions rein in their exposure in western Canadian markets. Today, we continue to lend and grow despite economic and market-related challenges. CWB has demonstrated success in all operating conditions over the past quarter century and we look forward to further building on this long history," continued Pollock.

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended **April 30 2009**	 January 31 2009	 April 30 2008	Change from April 30 2008	For the six months ended **April 30 2009**	 April 30 2008	Change from April 30 2008
Results of Operations							
Net interest income (teb - see below)	**$ 52,812**	$ 54,596	$ 55,659	(5) %	**$ 107,408**	$ 112,705	(5)%
Less teb adjustment	**1,675**	1,586	1,352	24	**3,261**	2,689	21
Net interest income per financial statements	**51,137**	53,010	54,307	(6)	**104,147**	110,016	(5)
Other income	**22,570**	22,351	18,095	25	**44,921**	35,718	26
Total revenues (teb)	**75,382**	76,947	73,754	2	**152,329**	148,423	3
Total revenues	**73,707**	75,361	72,402	2	**149,068**	145,734	2
Net income	**21,580**	25,619	25,302	(15)	**47,199**	51,207	(8)
Earnings per common share							
Basic[(1)]	**0.30**	0.40	0.40	(25)	**0.70**	0.81	(14)
Diluted[(2)]	**0.30**	0.40	0.39	(23)	**0.70**	0.79	(11)
Return on common shareholders' equity[(3)]	**11.0 %**	14.7 %	16.1 %	(510) bp[(4)]	**12.9 %**	16.5 %	(360)bp[(4)]
Return on assets[(5)]	**0.70**	0.93	1.04	(34)	**0.82**	1.05	(23)
Efficiency ratio[(6)] (teb)	**53.1**	47.3	45.4	770	**50.2**	44.0	620
Efficiency ratio	**54.3**	48.3	46.2	810	**51.3**	44.8	650
Net interest margin (teb)[(7)]	**1.93**	1.99	2.28	(35)	**1.96**	2.32	(36)
Net interest margin	**1.87**	1.93	2.22	(35)	**1.90**	2.26	(36)
Provision for credit losses as a percentage of average loans	**0.15**	0.15	0.15	-	**0.15**	0.15	-
Per Common Share							
Cash dividends	**$ 0.11**	$ 0.11	$ 0.10	10 %	**$ 0.22**	$ 0.20	10 %
Book value	**11.42**	11.10	10.22	12	**11.42**	10.22	12
Closing market value	**13.35**	11.93	24.83	(46)	**13.35**	24.83	(46)
Common shares outstanding (thousands)	**63,589**	63,468	63,234	1	**63,589**	63,234	1
Balance Sheet and Off-Balance Sheet Summary							
Assets	**$ 11,450,625**	$ 10,907,072	$ 10,038,214	14 %			
Loans	**9,041,518**	8,993,453	7,942,636	14			
Deposits	**9,713,334**	9,523,097	8,679,024	12			
Subordinated debentures	**375,000**	375,000	390,000	(4)			
Shareholders' equity	**935,753**	704,603	646,215	45			
Assets under administration	**4,472,060**	4,141,064	4,498,560	(1)			
Assets under management	**816,600**	809,500	-	nm			
Capital Adequacy[(8)]							
Tangible common equity to risk-weighted assets[(9)]	**7.6 %**	7.5 %	7.9 %	(30) bp			
Tier 1 ratio	**11.0**	8.7	9.3	170			
Total ratio	**15.2**	13.0	14.0	120			

nm - not meaningful.

(1) Basic earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding.
(2) Diluted earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options, warrants and other common stock equivalents.
(3) Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(4) bp – basis point change.
(5) Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
(6) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(7) Net interest margin is calculated as annualized net interest income divided by average total assets.
(8) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(9) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provisions for credit losses as a percentage of average loans and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Message to Shareholders

Canadian Western Bank (CWB or the Bank) reported good second quarter results amidst falling interest rates, a recessionary environment and ongoing challenges for the entire financial sector. Highlights included the achievement of 84 consecutive profitable quarters, a period spanning 21 years, and the celebration of the Bank's 25th anniversary.

Compared to the prior year, second quarter net income was down 15% to $21.6 million, while diluted earnings per common share were down 23% ($0.09) to $0.30. Second quarter diluted earnings per common share includes the impact from the initial cash dividend paid on the recently issued preferred shares which totaled $2.5 million ($0.04 per diluted common share). Reported earnings also include the impact from $1.7 million ($0.03 per diluted common share, before and after tax) of additional non-cash expense from stock options voluntarily forfeited by management. The non-cash expense represents required accounting recognition of the unamortized initial fair value of the forfeited options. Total revenues, on a taxable equivalent basis (teb -- see definition following Financial Highlights table), increased 2% as the positive impact of strong loan growth and a 25% increase in other income was largely offset by a significantly lower net interest margin.

Compared to the previous quarter, consolidated net income decreased 16% mainly reflecting the impact of higher non-interest expenses, three fewer revenue earning days in the second quarter and further margin compression. Diluted earnings per common share were down 25% from last quarter reflecting the items already noted, including the first cash dividend on the newly issued preferred shares. On a year-to-date basis, net income was down 8% compared to the same period last year to $47.2 million, while diluted earnings per share decreased 11% to $0.70.

The Bank completed offerings in the second quarter for a total of 8,390,000 preferred share units for gross proceeds of $209.8 million. The success of these public and private placements significantly augments the Bank's strong balance sheet and provides considerable flexibility to pursue accretive growth opportunities. The preferred share units were comprised of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Share") and common share purchase warrants. Both the Series 3 Preferred Shares and the warrants trade on the Toronto Stock Exchange under the trading symbols 'CWB.PR.A' and 'CWB.WT' respectively.

Second quarter return on equity of 11.0% decreased 510 basis points compared to the same period last year, and was down 370 basis points over the prior quarter. Return on assets of 0.70% declined 34 basis points from a year earlier and 23 basis points from the previous quarter. Compared to last year, lower profitability ratios are mainly attributed to the significantly compressed net interest margin, which continued to be impacted by consecutive reductions in the prime lending interest rate. The first dividend payment on the recently completed preferred share offerings also had a negative impact on both these measures.

Common Share Price Performance

CWB shares ended the second quarter at $13.35, compared to $24.83 a year earlier. Including reinvested dividends, the total return for shareholders over the one year holding period ended April 30, 2009 was negative 45%. This compares to the total return for the S&P/TSX financials index of negative 26% over the same one year period.

Dividends

On June 3, 2009, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 2, 2009 to shareholders of record on June 18, 2009. This quarterly dividend is unchanged from both the previous quarter and the quarterly dividend declared one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on July 31, 2009 to shareholders of record on July 23, 2009.

Loan Growth

Loan growth of 1% in the quarter, 5% year-to-date and 14% over the past year confirm the Bank's strategies to expand market presence while proactively managing the impact of moderated economic activity and lower commodity prices. We will maintain our focus on strong credit discipline and funding quality assets that offer a fair and profitable return. Reflecting current economic conditions and the recessionary environment, new deal flow has slowed considerably compared to recent prior periods. Although there are ongoing opportunities to increase market share, we will likely be challenged this year to achieve our 10% fiscal 2009 loan growth target, particularly in view of expected loan repayments in the interim construction and equipment financing portfolios.

Quarterly performance for Optimum Mortgage (Optimum), our alternative mortgage business, was consistent with moderated residential sales activity, elevated consumer uncertainty and modified lending

terms for certain market segments. Optimum's total loans of $480 million at quarter end decreased 2% compared to the prior quarter, but were up 2% year-to-date and 17% over the past year. Optimum continued to post strong profitability while maintaining a good overall risk profile. This business has good growth potential over time and we will maintain our efforts to selectively enhance the Bank's position in this segment of the market.

Credit Quality

Overall credit quality remained sound in a challenging operating environment for all lending sectors. The level of gross impaired loans decreased slightly from the prior quarter as the dollar value of resolved accounts previously classified as impaired exceeded new formations. At quarter end, the dollar amount attributed to the ten largest non-performing accounts represented approximately 53% of the total $107.0 million of gross impaired loans. The majority of larger accounts classified as impaired are interim construction loans that display common problems associated with a softening real estate market, cost escalations during construction and an inability for the borrower to access additional capital. The Bank is in varying stages of enforcing its security to recoup its loans on these projects. Estimated write-offs from all existing loans classified as impaired are reflected in the specific provisions for credit losses and have been established based on current assessments of security held against these accounts. The current quarterly provision for credit losses of $3.4 million is in line with our fiscal 2009 performance target range of 15 to 18 basis points of average loans. Based on our present view of credit quality, taking into consideration CWB's strong underwriting discipline and secured lending practices, loan losses should remain within the Bank's historic range of acceptable levels.

Branch Deposit Growth

Deposits raised through our branch network and Canadian Western Trust Company decreased 2% compared to both the previous quarter and one year ago. The slight decline in total branch deposits was more than offset by an increase in retail term deposits raised through the Bank's deposit broker network. The demand and notice component within branch-raised deposits was up 7% in the quarter and was relatively unchanged compared to a year earlier. Further diversifying our funding mix remains a key strategic priority and we are optimistic about several opportunities in this regard. Our experience to date with the Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com) shows potential, but is still in the early stages of its development.

Net Interest Margin

Compressed net interest margin due to consecutive reductions in the prime lending rate continued to have a significant negative impact on growth in both total revenues and overall profitability. Second quarter net interest margin (teb) was 1.93%, down 35 basis points compared to a year earlier and six basis points lower than the previous quarter. On a more positive note, the prime lending rate has bottomed, market spreads appear to be returning to more normal levels and overall deposit costs continue to ease. The foregoing factors, combined with our success in pricing new and renewal loan accounts to ensure a fair and profitable return in the context of today's markets, support our expectation that net interest margin will gradually return to historic levels. An improved net interest margin was evident in the latter part of the quarter. To the extent possible, without foregoing overall investment quality and future income, we will look for further opportunities to augment the Bank's financial results by realizing gains on sale of securities and improving investment yields.

Trust and Wealth Management Services

Canadian Western Trust Company posted another quarter of solid financial performance and increased its market presence with the opening of a new trust services office in Toronto. Valiant Trust Company (Valiant) continues to manage in a very difficult operating environment attributed to a marked slow down in capital markets activity. Valiant is actively evaluating opportunities to further enhance and diversify its product delivery and revenue streams going forward. Adroit Investment Management Ltd., the most recent addition to the CWB Group, presents opportunities to improve and expand upon the Bank's product offerings, and we are excited about the doors that this new business line will open in the future.

Insurance

Our insurance subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), showed much improved results after a difficult first quarter that was impacted by a high level of claims in its BC Home product line due to severe weather. Barring the occurrence of further severe weather or other catastrophe type events, we expect the contribution from insurance operations to improve over the balance of the year.

Outlook

Second quarter and year-to-date results reflect market realities given the significant impact from ongoing margin compression and the current recessionary operating environment. Margin pressure showed signs of easing near the end of the quarter and net interest margin should begin to trend slowly upward through the rest of this year. While this will positively impact earnings and revenues in future periods, it is unlikely we will meet our fiscal 2009 performance targets related to profitability. Economic activity has slowed in our markets much more than expected when we started the year and asset growth will likely be constrained as well. That being said, our solid balance sheet and capital base puts us in an excellent position to take advantage of opportunities resulting from recent turmoil. We are very confident that the Bank will emerge from this cycle stronger than ever and that our geographic focus in Western Canada will further our ability to manage through current challenges. Our overall outlook is positive and our ongoing commitment to CWB stakeholders is to continually enhance and execute our strategies focused on creating value and growth over the long-term.

We look forward to reporting our fiscal 2009 third quarter results on September 3, 2009.

Q2 Results Conference Call

CWB's second quarter results conference call is scheduled for Thursday, June 4, 2009 at **3:00 p.m. ET (1:00 p.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference call may be accessed on a listen-only basis by dialing 416-644-3423 or toll-free 1-800-732-9303. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until June 18, 2009 by dialing 416-640-1917 (Toronto) or 1-877-289-8525 (toll-free) and entering passcode 21305850, followed by the pound sign.

About Canadian Western Bank

Canadian Western Bank offers highly personalized service through 36 branch locations and is the largest publicly traded Schedule I chartered bank headquartered in Western Canada. The Bank, with total balance sheet assets of more than $11 billion, assets under administration of over $4 billion and assets under management approaching $1 billion, specializes in mid-market commercial lending and offers a full range of retail banking services. Trust services to independent financial advisors, corporations, income trusts and individuals are provided through the Bank's subsidiaries, Canadian Western Trust Company and Valiant Trust Company. Canadian Direct Insurance Incorporated is a subsidiary that offers personal auto and home insurance to customers in BC and Alberta. Subsidiary Adroit Investment Management Ltd. provides wealth management services to individuals, corporations and institutional clients. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. The Bank's Series 3 preferred shares and common share purchase warrants trade on the Toronto Stock Exchange under the trading symbols 'CWB.PR.A' and 'CWB.WT' respectively. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended April 30, 2009, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2008 remain substantially unchanged.

Overview

CWB's second quarter financial results were consistent with a recessionary economic environment and very challenging operating conditions for the financial services industry. Quarterly net income from banking and trust operations of $19.4 million was down 16% ($3.7 million) compared to one year ago as positive earnings contributions from strong 14% loan growth and a $4.4 million increase in gains on sale of securities were more than offset by a significantly lower net interest margin, measured on a taxable equivalent basis (teb – see definition following Financial Highlights table), and a 20% ($6.2 million) increase in non-interest expenses. Gains on the sale of securities reflect market conditions that allowed the Bank to capitalize on favourable prices on certain short-term investments. The quarterly increase in non-interest expenses included $1.7 million ($0.03 per diluted common share, before and after tax) of additional non-cash stock-based compensation expense attributed to employee stock options voluntarily forfeited by management. Canadian Direct Insurance Incorporated (Canadian Direct or CDI) recorded net income of $2.2 million, relatively unchanged compared to a year earlier. Consolidated second quarter net income decreased 15% from one year ago to $21.6 million, representing $0.30 ($0.30 basic) per diluted common share.

Compared to the previous quarter, consolidated net income decreased 16% ($4.0 million) mainly reflecting a 10% ($3.6 million) increase in non-interest expenses, including the above noted non-cash stock compensation expense, three fewer revenue earning days, the compressed net interest margin (teb) and $1.6 million lower gains on sale of securities. These factors were partially offset by a $2.1 million improvement in net insurance revenues reflecting a difficult first quarter that was impacted by severe weather. Consolidated net income year-to-date of $47.2 million was down 8% ($4.0 million) compared to the same period in 2008, while diluted earnings per share decreased 11% to $0.70.

Second quarter return on common shareholders' equity of 11.0% decreased from 16.1% a year earlier and 14.7% last quarter. Return on assets was 0.70%, compared to 1.04% a year earlier and 0.93% in the prior quarter. Year-to-date return on common shareholders' equity of 12.9% represented a 360 basis point decline compared to the same period in 2008, while return on assets was down 23 basis points to 0.82%. Although partially offset by strong growth in other income, profitability ratios were negatively impacted by both constrained total revenues due to a significantly lower net interest margin and higher non-interest expenses. Compared to prior periods, dividends on CWB's recently completed preferred share offerings further reduced profitability ratios. Excluding the impact of the initial cash dividend paid on preferred shares, second quarter return on common shareholders' equity would have been 12.4%, while return on assets would have been 0.79%. Management's success in prudently leveraging the preferred share capital is expected to become accretive to earnings over time.

Total Revenues (teb)

Total revenues (teb), comprised of net interest income and other income, of $75.4 million were up 2% ($1.6 million) compared to the same quarter last year as the positive impact from strong loan growth and a 25% ($4.5 million) increase in other income, including an additional $2.0 million of gains on sale of securities, offset a significantly lower net interest margin. Compared to last quarter, total revenues (teb) were down 2% ($1.6 million) reflecting a 3% ($1.8 million) decline in net interest income (teb) due to three fewer days and further reductions in the prime lending interest rate, partially offset by slightly improved other income. Total revenues (teb) year-to-date of $152.3 million were up 3% ($3.9 million) over the same period last year as a 26% ($9.2 million) increase in other income and continued loan growth mitigated the impact of lower margin and one less revenue earning day this year.

Net Interest Income (teb)

Quarterly net interest income (teb) of $52.8 million was down 5% ($2.8 million) compared to the same period last year as the positive revenue impact from strong loan growth was more than offset by a 35 basis point decline in net interest margin (teb) to 1.93%. Compared to last year, second quarter net interest margin was mainly affected by consecutive reductions in the prime lending interest rate and lower yields on

investments held in the securities portfolio, partially offset by lower deposit costs, more favourable spreads on both new and renewal loans and an improved mix in the securities portfolio. Reductions in the prime interest rate negatively impact net interest margin because deposits do not reprice as quickly as prime-based loans, which subsequently compresses the interest spread earned on the Bank's assets. Also, the marginal benefit attributed to the Bank's lower cost demand and notice deposits is significantly reduced as interest rates approach zero.

Net interest income (teb) was down 3% ($1.8 million) compared to the previous quarter reflecting a six basis point decline in net interest margin (teb) and three fewer interest earnings days in the second quarter. The drop in net interest margin compared to the prior quarter was due to further reductions in the prime lending rate and increased liquidity, partially offset by lower deposit costs. Year-to-date net interest income (teb) of $107.4 million represented a 5% decline from the first six months of fiscal 2008 resulting from a 36 basis point decline in net interest margin and one less interest earning day this year. The lower net interest margin compared to last year on a year-to-date basis was mainly attributed to the factors already noted.

Note 13 to the unaudited interim consolidated financial statements summarizes the Bank's exposure to interest rate risk as at April 30, 2009. Interest rate risk or sensitivity is defined as the impact on net interest income, both current and future, resulting from a change in market interest rates. Based on the interest rate gap position at April 30, 2009, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 5.6% ($12.4 million) and decrease other comprehensive income $23.4 million, net of tax, over the following twelve months. It is estimated that a one-percentage point decrease in all interest rates would increase net interest income by approximately 4.8% ($10.5 million) and increase other comprehensive income $23.4 million, net of tax, over the following twelve months. This compares to January 31, 2009, when a one-percentage point increase in all interest rates would have increased net interest income by approximately 5.8% ($12.4 million) and decreased other comprehensive income $21.4 million, net of tax, over the following twelve months; the opposite effect would have occurred if all interest rates decreased. Compared to prior periods, the positive change in interest rate sensitivity when all interest rates decrease one-percentage point reflects the potential for a zero percent Bank of Canada overnight interest rate that effectively puts a floor on the prime lending rate. Interest sensitivity was high compared to both prior periods and internal target levels reflecting near zero interest rates, including the effective floor on the prime lending rate, and abnormal market spreads for conventional financial instruments used to hedge the Bank's loan portfolio against interest rate risk. Now that interest rates appear to have reached the bottom of the current cycle, certain interest rate hedges have been unwound to maximize returns when rates begin to trend upwards. Management will continue to actively and prudently manage interest rate sensitivity and related risks.

Other Income

Quarterly other income of $22.6 million was up 25% ($4.5 million) from a year earlier reflecting $4.6 million higher gains on sale of securities and a $1.0 million increase in the combined contribution from trust services and fee income from newly acquired Adroit Investment Management Ltd. (Adroit), partially offset by 19% ($1.3 million) lower credit related fee income. Gains on sale of securities reflect market conditions that allowed the Bank to capitalize on favourable pricing for certain short-term investments while maintaining comparable yields on reinvestment in other high quality securities. Second quarter net insurance revenues, retail service revenues, foreign exchange gains and other were all relatively comparable with 2008 results.

Compared to the previous quarter, other income was up 1% ($0.2 million) as a $2.1 million increase in net insurance revenues more than offset $1.6 million lower gains on securities sales and a 7% ($0.4 million) decline in credit related fee income. On a year-to-date basis, other income improved 26% ($9.2 million) reflecting an $11.7 million increase in gains on sale of securities, 19% ($1.3 million) higher trust and wealth management fee income and a $0.4 million improvement in foreign exchange gains, offset by 20% ($2.8 million) lower credit related fee income, consistent with decreased loan volumes, and a 14% ($1.0 million) decline in net insurance revenues. The year-to-date decrease in net insurance revenues compared to 2008 reflects high first quarter claims experience in the British Columbia (BC) home product line due to severe weather.

Credit Quality

Overall credit quality remained sound in view of a marked economic slowdown, ongoing market uncertainties and lower commodity prices. While the Bank's primary markets have been materially

impacted by global economic turmoil, particularly as it relates to demand for commodities, management believes that Western Canada is much better positioned than the rest of Canada to manage through these challenges. Measured as a percentage of average loans, the provision for credit losses of 15 basis points remained unchanged from both the previous quarter and one year ago. The quarterly dollar provision of $3.4 million remained unchanged from last quarter and was up from $3.0 million a year earlier with the increase reflecting ongoing portfolio growth.

(unaudited) ($ thousands)	For the three months ended April 30 2009	January 31 2009	April 30 2008	Change from April 30 2008
Gross impaired loans, beginning of period	**$ 107,785**	$ 91,636	$ 38,947	177%
New formations	**29,378**	33,028	11,517	155
Reductions, impaired accounts paid down or returned to performing status	**(27,487)**	(12,415)	(6,381)	329
Write-offs	**(2,759)**	(4,464)	(1,065)	159
Total	**107,017**	107,785	43,018	149
Balance of the ten largest impaired accounts	**56,478**	70,485	26,588	112
Total number of accounts classified as impaired	**204**	176	117	74
Total number of accounts classified as impaired under $1 million	**188**	158	106	77
Gross impaired loans as a percentage of total loans[1]	**1.17 %**	1.19 %	0.54 %	63bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.

Gross impaired loans at April 30, 2009 were $107.0 million, compared to $107.8 million last quarter and $43.0 million a year earlier. The increased dollar level of gross impaired loans compared to 2008 is largely attributed to a number of interim construction loans located mainly in smaller markets, although moderated residential sales activity and resulting impacts on the Bank's alternative mortgage business were additional contributing factors. The ten largest accounts classified as impaired measured by dollars represented approximately 53% of the total gross impaired loans at quarter end. A softening real estate market, cost escalations during construction and an inability for the borrower to access additional capital are common themes for impaired interim construction accounts. The Bank is in varying stages of enforcing its security to recoup its loans on these projects, as demonstrated by the second quarter resolution of a large interim construction loan in Alberta.

The dollar level of gross impaired loans fluctuates as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. Existing loans classified as impaired are well structured and current estimates of expected write-offs are reflected in the specific provisions for credit losses. The timeframe required to recover balances on certain lending facilities classified as impaired has been lengthened due to the presence of other lenders with charges subordinated to CWB and slow foreclosure processes on residential real estate in the western provinces. Despite these challenges, management remains confident about both the overall quality and ultimate marketability of the security held against these accounts.

Measured against total loans, gross impaired loans remain within the Bank's historic range of acceptable levels. Gross impaired loans represented 1.17% of total loans at quarter end, compared to 1.19% last quarter and 0.54% one year ago. At the end of fiscal 2008, the ten year average for gross impaired loans measured against total loans was 0.83%, with a high of 1.69% in 1999 and a low of 0.18% in 2006. The average net new specific provisions for credit losses over the same ten year period noted above was 13 basis points of average loans (including fiscal 2006 when recoveries exceeded losses). While the level of impaired loans is likely to increase further amidst a continued economic contraction, actual losses in consideration of the current operating environment are expected to remain within the range of acceptable levels. Based on current credit quality, management expects the fiscal 2009 provisions for credit losses will remain in the targeted range of 15 - 18 basis points of average loans.

The total allowance for credit losses (general and specific) represented 70% of gross impaired loans at quarter end, compared to 69% last quarter and 156% one year ago. The general allowance as a percentage of risk-weighted loans was 74 basis points, unchanged from the previous quarter and down four basis points from a year earlier. The purpose of the general allowance for credit losses is to mitigate the impact of unidentified losses in the portfolio. It is expected that the level of the general allowance will fluctuate up or down as specific losses are identified and subsequently charged off, particularly in view of the rapid turn in the credit cycle. The Bank's long-standing strategy with respect to managing the general allowance has been to maintain consistent provisions for unidentified losses in the portfolio during good

economic times and help mitigate the need for disproportionate provisions in less favourable credit environments.

Non-interest Expenses

Second quarter non-interest expenses of $40.0 million increased 20% ($6.5 million) over one year ago and 10% ($3.6 million) over the prior quarter. Management is committed to strong fiscal responsibility, but effective execution of CWB's strategic focus on people, process, infrastructure and business enhancement has necessitated increased spending in some areas. Aside from the $1.7 million of additional non-cash stock compensation expense, expenditures are mainly correlated with enhancements to the Bank's growth platform including additional staff complement, expanded premises and technology upgrades. These initiatives are directed to increase operating efficiencies and capacity over time. Spending in these areas is an integral part of management's commitment to maximize shareholder value over the long-term and is expected to provide significant benefits in future periods. Previously announced plans for three new full service branches (Saskatoon, Kamloops and Surrey) are proceeding with expected opening dates in 2009 and 2010.

Compared to last year, second quarter non-interest expenses reflect a 23% ($4.9 million) increase in salary and benefit costs mainly related to increased staff complement, annual salary increments and an additional non-cash, stock-based compensation charge. Total second quarter non-cash, stock-based compensation charges of $3.0 million included $1.7 million ($0.03 per diluted common share, before and after tax) of additional expense reflecting required accounting treatment for stock options voluntarily forfeited by management. Premises and equipment expenses, including depreciation and costs related to the new branch location in Leduc, Alberta, were up $1.0 million in the aggregate over the same quarter last year. Other expenses increased $0.8 million. Second quarter non-interest expenses related to newly acquired Adroit were $0.7 million, including the associated amortization of intangible assets.

During the quarter, certain CWB employees voluntarily and irrevocably released, without consideration, all right, title and interest in 1,283,062 stock options. The related $1.7 million of additional non-cash expense represents the required accounting recognition of the unamortized initial fair value of these forfeited options. While stock options had historically been an efficient and cost effective employee compensation and retention incentive, it currently represents a material non-cash expense that is no longer adding value for shareholders due to CWB's significantly depressed share price attributed to the market's broad sell-off of equities, particularly those in the financial sector. In light of the foregoing, the Board of Directors, in consultation with external consultants and senior management, has approved enhancements for the Bank's existing long-term employee compensation program to add a restricted share unit component and to reduce the future component of stock options. The objective of the new program is to increase overall employee retention for the Bank and to better align CWB's long-term compensation with industry practices.

Compared to the prior quarter, $2.8 million of the $3.6 million increase in non-interest expenses was attributed to salary and benefit costs, including the previously mentioned accelerated non-cash, stock based compensation charge. The remainder of the difference reflects a $0.5 million increase in premises and equipment expense, $0.2 million of additional provincial capital tax associated with the Bank's recently completed preferred share offerings, and $0.6 million higher marketing and product development costs, partially offset by lower other expenses. Year-to-date non-interest expenses of $76.4 million were up 17% ($11.1 million) over the same period last year reflecting $8.1 million higher salary and benefit costs due to increased staff complement, annual salary increments and non-cash, stock-based compensation charges, while premises and equipment expenses increased 15% ($1.7 million). Year-to-date non-interest expenses related to Adroit were $1.4 million, including amortization of intangible assets.

The second quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 53.1%, compared to 45.4% last year and 47.3% in the previous quarter. The considerable deterioration of this measure compared to the same quarter last year reflects the negative impact on total revenues from the significantly compressed net interest margin, coupled with higher non-interest expenses, partially offset by the positive impact from strong loan growth and increased other income, including gains on sale of securities. Compared to the prior quarter, the efficiency ratio reflects the combined negative impact from increased non-interest expenses and the compressed net interest margin, slightly offset by higher other income and loan growth. The year-to-date efficiency ratio (teb) of 50.2% represented a 620 basis point deterioration from the same period last year and was 120 basis points off the Bank's fiscal 2009 targeted range of 46 – 49%. The efficiency ratio (teb) will improve as the net Bank's

interest margin trends back towards historic levels. Controls on discretionary spending should further support modest improvement to this measure through the remainder of 2009.

Income Taxes

The income tax rate (teb) for the first six months of 2009 was 31.6%, down 220 basis points from one year ago, while the tax rate before the teb adjustment was 28.2%, or 320 basis points lower. The income tax provision in the first six months of 2008 included $1.0 million of additional tax expense that resulted from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Excluding this additional fiscal 2008 tax expense, the current year's income tax rate (teb) was 90 basis points lower than a year earlier.

Effective July 1, 2008, the corporate provincial income tax rates in BC, Saskatchewan and Manitoba each decreased 100 basis points to 11%, 12% and 13% respectively. The federal corporate income tax rate was reduced from 19.5% to 19.0%, effective January 1, 2009. The corporate income tax rate in Manitoba will decrease from 13% to 12% effective July 1, 2009. Looking forward, the reductions in income tax rates will have a positive impact on overall tax rates and cash tax paid on future earnings.

On April 1, 2009, CWB's capital tax rate in BC decreased to 0.33%, down from 0.67%, and is expected to be eliminated completely by April 1, 2010.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI) all net of income taxes, and totaled $32.1 million for the second quarter, compared to $26.9 million in the same period last year. As previously noted, net income was down 15% ($3.7 million) compared to one year ago. However, OCI increased due to higher unrealized gains on available-for-sale cash and securities and on derivative instruments designated as cash flow hedges, which reflects market value fluctuations related to changes in market credit spreads, interest rates and shifts in the interest rate curve. These increases were partially offset by higher realized gains on sale of securities reclassified to other income, higher amounts reclassified to net interest income related to derivatives designated as cash flow hedges, and an increase in realized gains on the unwinding of interest rate swaps in the second quarter of 2009 compared to a year earlier.

Balance Sheet

Total assets were up 5% ($544 million) in the quarter and 14% ($1,412 million) in the past year to reach $11,451 million at April 30, 2009.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $2,222 million at April 30, 2009, compared to $1,724 million last quarter and $1,935 million one year ago. The unrealized gain recorded on the balance sheet at April 30, 2009 was $10.8 million, compared to an unrealized loss of $13.2 million last quarter and an unrealized gain of $0.2 million one year ago. The reduction in unrealized losses compared to last quarter is primarily attributed to a market value improvement in the Bank's preferred share portfolio. Unrealized losses in the Bank's preferred share portfolio totaled $14.6 million as at April 30, 2009, compared to $25.8 million last quarter and $4.0 million a year earlier. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve.

Realized gains on sale of securities in the second quarter were $6.6 million, compared to $8.1 million in the previous quarter and $2.0 million in the same quarter last year. The difference in realized gains on sale of securities compared to the prior year mainly resulted from transactions related to favourable pricing on certain investment grade, short-term debt investments. Market conditions allowed the Bank to capitalize on opportunities to realize gains while maintaining comparable yields on reinvestment in other investment-grade securities. The Bank has no direct exposure to any troubled asset backed commercial paper, collateralized debt obligations, credit default swaps, U.S. subprime lending or monoline insurers.

Treasury Management

High liquidity levels have been maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Although this strategy has a negative impact on net interest margin, it

reflects the Bank's conservative risk tolerance and augments its strong position to manage future unexpected events. Average liquidity balances in the second quarter were higher than both the prior period and the same quarter last year with the increase mainly reflecting proceeds from the Bank's completed preferred share offerings. Comparatively slower loan growth coupled with a strong market demand for insured deposits also contributed to increased liquidity in the quarter. The Bank has implemented improved methodologies for measuring and monitoring liquidity and has also enhanced its deposit monitoring capabilities. This has enabled management to better assess risks under various scenarios and to decrease the level of liquid asset coverage on a general basis. Overall liquidity is expected to decrease in future periods, although elevated levels will be maintained compared to what would be held under more normal market conditions. Management intends to maintain this strategy until market uncertainties subside.

Loans

Total loans grew 1% ($48 million) in the quarter and 14% ($1,099 million) in the past twelve months to reach $9,042 million. Growth was achieved across all western provinces except Alberta. Measured by lending sector, quarterly growth was attributed to real estate and general commercial lending, while the equipment financing, energy and personal lending sectors all showed marginal declines due to lower loan demand in the recessionary environment. Looking forward, quarterly loan growth is expected to remain constrained compared to prior periods. The recessionary environment, including moderated residential sales and construction activity in Western Canada, will continue to have an adverse impact on growth in several lending areas, particularly in the Bank's real estate construction and equipment financing portfolios. Construction loans are relatively short in duration and there are now far fewer quality lending opportunities in this area. The equipment financing portfolio also has a short duration with loans fully repaid over a period of three-to-five years. Ongoing challenges related to softness in the forestry and natural gas services industries are expected to persist and this will have a continued negative impact on loan demand related to these areas. The near-term outlook for crude oil and natural gas production is also uncertain and subject to fluctuations correlated with the underlying resource prices and drilling activity. The competitive environment has changed and there are opportunities to increase market share across all lending sectors, but CWB will be challenged to meet its 10% loan growth target for fiscal 2009. Despite ongoing challenges, management still believes Western Canada is in a good position relative to the rest of Canada to manage through ongoing economic turbulence and a recessionary environment.

Loans in the Bank's alternative mortgage business, Optimum Mortgage (Optimum), decreased 2% in the quarter, but were up 2% year-to-date and 17% over the past twelve months to reach $480 million. Though the level of deals received remained on par with prior periods, the percentage of loan applications that met the Bank's underwriting criteria dropped considerably. An increased level of approved deals not accepted by clients due to elevated consumer uncertainties also had impacted growth in the quarter. It is expected that growth in this business will continue to be constrained until the recession runs its course and real estate values stabilize across all markets. Moderated residential sales activity also impacts marketing time for homes in foreclosure. Longer marketing time has contributed to a higher level of delinquent loans, although activity has improved of late, partially due to seasonal factors. The Bank remains well secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The vast majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to grow this business over time as it continues to produce solid returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits were down 2% compared to both the previous quarter and the same period last year. The demand and notice component within branch deposits was up 7% from last quarter and remained relatively unchanged compared to a year earlier. Reflecting CWB's business banking focus, a material portion of total branch deposits are attributed to larger commercial balances that can be subject to greater fluctuation. The recently introduced Internet-based division of the Bank named *Canadian Direct Financial™* (www.canadiandirectfinancial.com) is still in the early stages of development as management determines the most beneficial strategies to raise deposits through this medium. More normal financial markets and reduced competitive influences have eased overall deposit costs for both branch-generated deposits and those raised through the deposit broker network. Under the assumption that interest rates remain at current levels, this will have a positive impact on net interest margin going forward, particularly as a large component of comparatively higher cost deposits raised through the latter half of the calendar year 2008 begin to reprice.

Total deposits at quarter end were $9,713 million, up 2% ($190 million) from the previous quarter and 12% ($1,034 million) over the past year. Total branch deposits measured as a percentage of total deposits were 56% at April 30, 2009 down from 58% in the previous quarter and 64% a year earlier. Compared to prior periods, the reduction in branch-raised deposits as a percentage of total deposits mainly reflects a marked increase in fixed rate term deposits raised through the deposit broker network. Demand and notice deposits represented 26% of total deposits, compared to 25% in the previous quarter and 29% at the same time last year. The year-over-year decrease in demand and notice deposits as a percentage of total deposits again reflects deposits raised through the deposit broker network.

Other Assets and Other Liabilities

Other assets at April 30, 2009 totaled $187 million, compared to $190 million last quarter and $161 million one year ago. Other liabilities at quarter end were $427 million, compared to $304 million the previous quarter and $323 million last year. The increase in other liabilities compared to prior quarters mainly reflects the use of reverse resale agreements.

Off-Balance Sheet

Off-balance sheet items include trust assets under administration and assets under management. Trust assets under administration totaled $4,472 million at April 30, 2009, compared to $4,141 million last quarter and $4,499 million one year ago. Assets under management were $817 million at quarter end, compared to $810 million last quarter and nil one year ago reflecting the December 2008 acquisition of Adroit. Other off-balance sheet items are composed of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 76 and 80 respectively in the Bank's 2008 Annual Report.

Capital Management

At April 30, 2009, CWB's total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 15.2%, up from 13.0% last quarter and 14.0% a year earlier. The Tier 1 ratio at quarter end was 11.0%, compared to 8.7% last quarter and 9.3% at the same time last year. Compared to one year ago, CWB's total regulatory capital increased with the issuance of $209.8 million preferred units, the retention of earnings, net of dividends, and a higher general allowance for credit losses, slightly offset by strong asset growth and a $15.0 million redemption of subordinated debentures. The higher Tier 1 ratio compared to the prior quarter and same time last year mainly reflects the issuance of $209.8 million preferred units.

During the second quarter, the Bank issued 2,990,000 Preferred Units (the "Public Offering Preferred Units") for total proceeds of $74.8 million. The Public Offering Preferred Units each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (the "Series 3 Preferred Shares") in the capital of the Bank with an issue price of $25.00 per share and 1.78 common share purchase warrants (each whole warrant a "Warrant"). Each Warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014. The Bank also issued 5,400,000 Preferred Units (the "Private Placement Preferred Units") by way of a private placement to institutional investors for total proceeds of $135 million. The Private Placement Preferred Units consist of one Series 3 Preferred Share and 1.7857 Warrants. The Warrants have the same terms as those issued under the public offering.

Based on a $25.00 issue price, the Series 3 Preferred Shares yield 7.25% annually, payable quarterly, as and when declared by the Board of Directors of CWB for an initial period ending April 30, 2014. Thereafter, the dividend rate will reset every five years at a level of 500 basis points over the then current five-year Government of Canada bond yield. Holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (the "Series 4 Preferred Shares") on April 30, 2014 and on April 30 every five years thereafter. Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the then current 90-day Canadian Treasury Bill Rate plus 500 basis points, as and when declared by the Board of Directors of CWB. The Series 3 Preferred Shares and Series 4 Preferred Shares are redeemable at the option of CWB on April 30, 2014, and every fifth anniversary thereafter at a price of $25.00 per share. In addition, the Series 4 Preferred Shares are redeemable at the option of CWB at any other time, on or after April 30, 2014, at a price of $25.50 per share.

The Preferred Shares Series 3 and the Preferred Shares Series 4 qualify as Tier 1 capital for the Bank. Both the Series 3 Preferred Shares and the Warrants commenced trading on the Toronto Stock Exchange on March 2, 2009 under the trading symbols CWB.PR.A and CWB.WT, respectively. As at April 30, 2009, the closing market price of the Series 3 Preferred Shares and Warrants was $25.50 and $4.20, respectively.

Further information relating to the Bank's capital position is provided in Note 15 to the quarterly financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2008.

Book value per common share at April 30, 2009 was $11.42 compared to $11.10 last quarter and $10.22 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on April 2, 2009. On June 3, 2009, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on July 2, 2009 to shareholders of record on June 18, 2009. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on July 31, 2009 to shareholders of record on July 23, 2009.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the CICA new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has embarked on a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic phase is complete and the design and planning phase is underway and expected to be completed by the end of fiscal 2009.

The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information regarding the Bank's plan and the expected impact of the transition will be provided as the project moves forward.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended April 30, 2009 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

With the recent acquisition of Adroit, the Bank's certifying officers have limited the scope of design of disclosure controls and procedures and internal control over financial reporting to exclude Adroit controls,

policies and procedures. With the work in the final stages, it is expected that the limitation will be removed for the next quarter.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank, consistent with prior quarters.

Updated Common Share Information

As at May 29, 2009, there were 63,621,040 common shares outstanding and employee stock options, which are or will be exercisable for up to 4,444,255 common shares for maximum proceeds of $80.2 million. Also outstanding were 14,964,980 warrants that are each exercisable at a price of $14.00 to purchase one common share in the Bank until March 3, 2014.

Summary of Quarterly Financial Information

	2009		2008				2007	
($ thousands)	**Q2**	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues (teb)	**$ 75,382**	$ 76,947	$ 74,059	$ 76,375	$ 73,754	$ 74,669	$ 74,359	$ 70,665
Total revenues	**73,707**	75,361	72,519	74,933	72,402	73,332	72,863	69,242
Net income	**21,580**	25,619	24,485	26,327	25,302	25,905	29,572	24,033
Earnings per common share								
Basic	**0.30**	0.40	0.39	0.42	0.40	0.41	0.47	0.39
Diluted	**0.30**	0.40	0.38	0.41	0.39	0.40	0.46	0.37
Total assets ($ millions)	**11,450**	10,907	10,601	10,057	10,038	9,865	9,525	8,881

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a relatively consistent trend although the second quarter contains three fewer revenue earning days, or two fewer days in a leap year such as 2008.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - Insurance), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

Quarterly results can also fluctuate due to the recognition of periodic income tax items. Net income in the first quarter of 2008 included $1.0 million ($0.01 per diluted share) of tax expense resulting from the write-down of future tax assets to reflect lower future federal corporate income tax rates. Net income in the fourth quarter of 2007 included the recognition of previously unrecorded tax benefits related to certain prior period transactions of $2.9 million ($0.04 per diluted share).

For details on variations between the prior quarters see the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2008 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2008 Annual Report and audited consolidated financial statements for the year ended October 31, 2008 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment include commercial and retail banking services, as well as personal and corporate trust services provided through CWB's subsidiaries, Canadian Western Trust Company (CWT) and Valiant Trust Company (Valiant). Effective November 1, 2008, the banking and trust segment also includes wealth management services provided through CWB's 72.5% ownership interest in subsidiary, Adroit Investment Management Ltd.

Second quarter net income of $19.4 million decreased 16% ($3.7 million) compared to last year mainly reflecting the impact of a 35 basis point decline in net interest margin (teb) to 1.91%, a 20% ($6.2 million) increase in non-interest expenses and one less interest earning day this year. These factors were partially offset by the positive earnings contribution from strong 14% loan growth and $4.4 million higher gains on sale of securities. The significant reduction in net interest margin (teb) compared to a year earlier mainly resulted from consecutive reductions in the prime lending interest rate and lower yields on securities, partially offset by lower deposit costs, more favourable spreads on both new and renewal loans, and an improved securities mix. Second quarter non-interest expenses included $1.7 million (before and after tax) of additional non-cash stock compensation expense. The remainder of the increase in non-interest expenses mainly resulted from continued business growth and investment in future development initiatives, including the addition of Adroit. Credit related fee income was down 19% ($1.3 million) while trust and wealth management services fee income increased 31% ($0.9 million) mainly due to contributions from Adroit. Retail services fee income, foreign exchange and other was up $0.2 million in the aggregate. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 53.8%, compared to 45.7% one year ago. The deterioration in the efficiency ratio (teb) reflects constrained growth in net interest income attributed to a compressed net interest margin (teb) and higher non-interest expenses, including the additional non-cash stock compensation expense noted above, partially offset by the positive impact of continued loan growth and a 30% ($4.2 million) increase in other income.

Quarterly earnings were down 22% ($5.4 million) from the previous period as positive loan growth was more than offset by a $3.5 million increase in non-interest expenses, $2.1 million lower other income, three fewer days in the second quarter and continued margin pressure. The quarterly efficiency ratio (teb) deteriorated 760 basis points compared to last quarter. On a year-to-date basis, net income was 7% ($3.3 million) lower than 2008 as strong loan growth and a 35% ($10.0 million) increase in other income (largely attributed to gains on sale of securities) was more than offset by a significant 36 basis point drop in net interest margin and a 17% ($10.6 million) increase in non-interest expenses. The year-to-date efficiency ratio (teb) of 49.9% deteriorated 600 basis points from the same time in 2008.

($ thousands)	For the three months ended April 30 2009	January 31 2009	April 30 2008	Change from April 30 2008	For the six months ended April 30 2009	April 30 2008	Change from April 30 2008
Net interest income (teb)	**$ 51,399**	$ 53,101	$ 54,325	(5)%	**$ 104,500**	$ 109,967	(5)%
Other income	**18,125**	20,218	13,948	30	**38,343**	28,343	35
Total revenues (teb)	**69,524**	73,319	68,273	2	**142,843**	138,310	3
Provision for credit losses	**3,369**	3,369	2,962	14	**6,738**	5,775	17
Non-interest expenses	**37,381**	33,910	31,207	20	**71,291**	60,711	17
Provision for income taxes (teb)	**9,313**	11,151	11,031	(16)	**20,464**	24,311	(16)
Non-controlling interest in subsidiary	**56**	67	-	nm	**123**	-	nm
Net income	**$ 19,405**	$ 24,822	$ 23,073	(16)%	**$ 44,227**	$ 47,513	(7)%
Efficiency ratio (teb)	**53.8 %**	46.2 %	45.7 %	810 bp	**49.9 %**	43.9 %	600 bp
Efficiency ratio	**55.0**	47.2	46.6	840	**51.0**	44.7	630
Net interest margin (teb)	**1.91**	1.97	2.26	(35)	**1.94**	2.30	(36)
Net interest margin	**1.86**	1.91	2.21	(35)	**1.88**	2.25	(37)
Average loans (millions)[1]	**$ 8,982**	$ 8,855	$ 7,798	15 %	**$ 8,918**	$ 7,672	16 %
Average assets (millions)[1]	**11,024**	10,711	9,730	13	**10,867**	9,579	13

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of CWB's subsidiary, Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported second quarter net income of $2.2 million. This represented a 2% ($0.1 million) decrease compared to the same quarter last year reflecting higher claims experience in the BC home product line. Two large fire claims and some adverse development from weather related claims in the first quarter resulted in a 78% loss ratio for this line of business, compared to 57% a year earlier. Net earned premiums grew 5% ($1.1 million) reflecting growth in policies outstanding and a higher average premium per policy sold in all lines of business except BC auto. Canadian Direct's share of the Alberta auto risk sharing pools (the Pools) had minimal impact on net income before tax, both this quarter and in the same quarter last year.

In comparison to the previous quarter, Canadian Direct's net income increased 173% ($1.4 million) primarily due to improvement in the loss ratios for the BC home and BC auto lines of business. The BC home loss ratio, which was materially impacted by severe weather related events in the first quarter, dropped from 109% to 78%. The BC auto loss ratio improved from 62% to 48% due to positive development on existing liability claims. Canadian Direct also benefited from improvements of $0.2 million in both gains on the sale of securities and before tax earnings attributed to its share of the Pools. Offsetting these positive results was a 1% ($0.3 million) decline in net earned premiums due to three fewer days in the quarter.

Year-to-date net income of $3.0 million represented a 20% ($0.7 million) decline compared to the same period last year as growth in net earned premiums ($2.1 million) was more than offset by higher net claims expense ($2.6 million). Gains on the sale of securities were $0.2 million higher than last year, offset by a comparable decline in before tax earnings contributions from the Pools. Barring any further severe weather or other catastrophe type events, the combination of expected improved claims experience and a higher volume of policy sales in the remaining months of fiscal 2009 due to both seasonal factors and ongoing business growth should support improved results through the second half of the year.

($ thousands)	For the three months ended April 30 2009	January 31 2009	April 30 2008	Change from April 30 2008	For the six months ended April 30 2009	April 30 2008	Change from April 30 2008
Net interest income (teb)	**$ 1,413**	$ 1,495	$ 1,334	6 %	**$ 2,908**	$ 2,738	6 %
Other income (net)							
Net earned premiums	**24,880**	25,215	23,737	5	**50,095**	48,036	4
Commissions and processing fees	**760**	654	738	3	**1,414**	1,400	1
Net claims and adjustment expenses	**(16,126)**	(18,651)	(15,135)	7	**(34,777)**	(32,204)	8
Policy acquisition costs	**(5,316)**	(5,106)	(5,212)	2	**(10,422)**	(9,895)	5
Insurance revenue (net)	**4,198**	2,112	4,128	2	**6,310**	7,337	(14)
Gains on sale of securities	**247**	21	19	nm	**268**	38	nm
Total revenues (net) (teb)	**5,858**	3,628	5,481	7	**9,486**	10,113	(6)
Non-interest expenses	**2,613**	2,495	2,246	16	**5,108**	4,566	12
Provision for income taxes (teb)	**1,070**	336	1,006	6	**1,406**	1,853	(24)
Net income	**$ 2,175**	$ 797	$ 2,229	(2) %	**$ 2,972**	$ 3,694	(20) %
Policies outstanding (#)	**170,433**	168,642	166,093	3	**170,433**	166,093	3
Gross written premiums	**$ 29,120**	$ 23,103	$ 26,642	9	**$ 52,223**	$ 48,258	8
Claims loss ratio[1]	**65 %**	74 %	64 %	100 bp	**69 %**	67 %	200 bp
Expense ratio[2]	**29**	28	28	100	**29**	27	200
Combined ratio[3]	**94**	102	92	200	**98**	94	400
Alberta auto risk sharing pools impact on net income before tax	**$ 31**	$ (158)	$ (3)	nm %	**$ (127)**	$ 117	nm %
Average total assets (millions)	**192**	188	180	6	**190**	180	6

bp – basis point change.
teb – taxable equivalent basis, see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2009 Target Ranges and Performance

The performance target ranges established for the 2009 fiscal year are presented in the table below together with CWB's actual performance to date.

	2009 Target Ranges	**2009 Performance**[1]
Net income growth [2]	2% to 5%	**(8)%**
Total revenue (teb) growth	5% to 8%	**3%**
Loan growth	10%	**14%**
Provision for credit losses as a percentage of average loans	0.15% - 0.18%	**0.15%**
Efficiency ratio (teb)	46% - 49%	**50.2%**
Return on common equity	14% -16%	**12.9%**[3]
Return on assets	0.90% - 1.05%	**0.82%**[4]

(1) 2009 performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months and performance for ratio targets is the current year-to-date results annualized.
(2) Net income, before preferred share dividends.
(3) Return on common equity calculated as annualized year-to-date net income after preferred share dividends divided by average common shareholders' equity.
(4) Return on assets calculated as annualized year-to-date net income after preferred share dividends divided by average total assets.

The adverse impact of a compressed net interest margin coupled with Western Canada's ongoing recessionary environment has been more pronounced than anticipated when the Bank initially established its fiscal 2009 performance target ranges. The year-to-date drop in the prime lending interest rate of 175 basis points to reach an historic low of 2.25% was much greater than expected and has significantly affected both total revenues and overall profitability. While realized gains on the sale of securities have helped alleviate the full financial impact of margin pressures, this does not represent a sustainable source of income over the long-term. Also, the performance impact from the recently completed preferred share offerings was not applicable when the above targets were established at the end of fiscal 2008. In view of the foregoing, it is unlikely the Bank will achieve its fiscal 2009 performance targets related to profitability. Reflecting slower economic activity and anticipated loan repayments, particularly for interim construction accounts, CWB will also be challenged to meet its 10% loan growth target. Management believes the targeted provisions for credit losses should be sufficient in consideration of current credit quality. An improved net interest margin should have a positive influence on total revenues going forward, while controls on discretionary spending will likely support modest improvements for the efficiency ratio (teb).

Interest rates appear to have bottomed, market spreads are returning to more normal historic levels and deposit costs have eased. These factors combined with the CWB's success in establishing interest rate floors on floating rate loans and more favourable pricing on new and renewal lending accounts are all positive indicators for net interest margin going forward, as was evident in the latter part of the second quarter. Net interest margin is expected to return to more normal historic levels over time. Effective execution of strategies to prudently leverage capital from the preferred share units should also become accretive to earnings over time. Despite an expectation for ongoing challenges through the remainder of 2009, management is very optimistic about the Bank's overall financial strength and flexibility to manage through the current cycle. The medium-term outlook is positive and CWB is well positioned to build on its long-history of strong financial performance and growth.

This management's discussion and analysis is dated June 4, 2009.

Taxable Equivalent Basis (teb)
Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate.

Non-GAAP Measures
Taxable equivalent basis, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provisions for credit losses as a percentage of average loans, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- return on common shareholders' equity – net income less preferred share dividends divided by average shareholder's equity;
- return on assets – net income divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements
From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2009 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting performance target ranges for fiscal 2009, management's expectations assumed prolonged economic uncertainty that included significantly challenged global economies and troubled markets; moderated economic activity in Western Canada; a declining interest rate environment supported by stable inflation partially attributed to lower energy and commodity prices; sound credit quality with actual losses remaining within the Bank's historic range of acceptable levels; and, a compressed net interest margin consistent with elevated deposit costs, reduced prime lending rates, comparatively lower investment returns reflecting high quality assets held in the securities portfolio and the Bank's higher liquidity levels maintained in response to disruptions in financial markets, partially offset by expectations for higher credit spreads and a corresponding increase in loan yields on both new lending facilities and renewal accounts. As at April 30, 2009, interest rates had fallen much more than management anticipated at the onset of fiscal 2009 and there was also a confirmed recessionary environment in Western Canada.

Consolidated Statements of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2009	January 31 2009	April 30 2008	Change from April 30 2008	For the six months ended April 30 2009	April 30 2008	Change from April 30 2008
Interest Income							
Loans	$ 107,828	$ 119,268	$ 121,593	(11) %	$ 227,096	$ 248,344	(9)%
Securities	10,462	11,212	13,862	(25)	21,674	29,053	(25)
Deposits with regulated financial institutions	3,770	3,537	4,543	(17)	7,307	9,500	(23)
	122,060	134,017	139,998	(13)	256,077	286,897	(11)
Interest Expense							
Deposits	65,824	75,740	80,325	(18)	141,564	166,032	(15)
Subordinated debentures	5,099	5,267	5,366	(5)	10,366	10,849	(4)
	70,923	81,007	85,691	(17)	151,930	176,881	(14)
Net Interest Income	51,137	53,010	54,307	(6)	104,147	110,016	(5)
Provision for Credit Losses (Note 6)	3,369	3,369	2,962	14	6,738	5,775	17
Net Interest Income after Provision for Credit Losses	47,768	49,641	51,345	(7)	97,409	104,241	(7)
Other Income							
Credit related	5,321	5,743	6,587	(19)	11,064	13,896	(20)
Insurance, net (Note 3)	4,198	2,112	4,128	2	6,310	7,337	(14)
Trust and wealth management services	3,869	3,913	2,952	31	7,782	6,516	19
Retail services	1,913	1,844	1,861	3	3,757	3,820	(2)
Gains on sale of securities	6,580	8,143	1,998	229	14,723	3,012	389
Foreign exchange gains	667	555	435	53	1,222	818	49
Other	22	41	134	(84)	63	319	(80)
	22,570	22,351	18,095	25	44,921	35,718	26
Net Interest and Other Income	70,338	71,992	69,440	1	142,330	139,959	2
Non-Interest Expenses							
Salaries and employee benefits	26,587	23,837	21,674	23	50,424	42,291	19
Premises and equipment	6,528	6,028	5,503	19	12,556	10,885	15
Other expenses	6,330	6,149	5,847	8	12,479	11,103	12
Provincial capital taxes	549	391	429	28	940	998	(6)
	39,994	36,405	33,453	20	76,399	65,277	17
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary	30,344	35,587	35,987	(16)	65,931	74,682	(12)
Income Taxes	8,708	9,901	10,685	(19)	18,609	23,475	(21)
	21,636	25,686	25,302	(14)	47,322	51,207	(8)
Non-Controlling Interest in Subsidiary	56	67	-	nm	123	-	nm
Net Income	$ 21,580	$ 25,619	$ 25,302	(15) %	$ 47,199	$ 51,207	(8)%
Preferred share dividends (Note 9)	$ 2,458	$ -	$ -	nm %	$ 2,458	$ -	nm %
Net income available to common shareholders	$ 19,122	$ 25,619	$ 25,302	(24)	$ 44,741	$ 51,207	(13)
Average number of common shares (in thousands)	63,503	63,465	63,183	1	63,484	63,078	1
Average number of diluted common shares (in thousands)	63,559	63,667	64,472	(1)	63,609	64,583	(2)
Earnings Per Share							
Basic	$ 0.30	$ 0.40	$ 0.40	(25)	$ 0.70	$ 0.81	(14)
Diluted	$ 0.30	$ 0.40	$ 0.39	(23)	$ 0.70	$ 0.79	(11)

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

(unaudited) ($ thousands)		**As at April 30 2009**	As at January 31 2009	As at October 31 2008	As at April 30 2008	Change from April 30 2008
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		**$ 14,739**	$ 31,984	$ 8,988	$ 31,039	(53)%
Interest bearing deposits with regulated financial institutions	(Note 4)	**557,313**	430,594	464,193	476,585	17
Cheques and other items in transit		**-**	7,461	18,992	6,065	(100)
		572,052	470,039	492,173	513,689	11
Securities	(Note 4)					
Issued or guaranteed by Canada		**585,320**	338,844	347,777	331,272	77
Issued or guaranteed by a province or municipality		**545,032**	455,759	452,045	443,775	23
Other securities		**519,283**	444,166	429,142	490,945	6
		1,649,635	1,238,769	1,228,964	1,265,992	30
Securities Purchased Under Resale Agreements		**-**	15,000	77,000	155,148	(100)
Loans	(Notes 5 and 7)					
Residential mortgages		**2,239,023**	2,233,841	2,134,327	1,959,048	14
Other loans		**6,877,594**	6,834,088	6,565,280	6,050,679	14
		9,116,617	9,067,929	8,699,607	8,009,727	14
Allowance for credit losses	(Note 6)	**(75,099)**	(74,476)	(75,538)	(67,091)	12
		9,041,518	8,993,453	8,624,069	7,942,636	14
Other						
Land, buildings and equipment		**30,369**	31,195	31,893	25,795	18
Goodwill		**9,360**	9,360	6,933	6,933	35
Other intangible assets		**7,089**	7,412	2,155	2,410	194
Insurance related		**52,283**	52,011	52,943	52,656	(1)
Derivative related	(Note 8)	**4,524**	12,852	9,980	3,966	14
Other assets		**83,795**	76,981	74,622	68,989	21
		187,420	189,811	178,526	160,749	17
Total Assets		**$ 11,450,625**	$ 10,907,072	$ 10,600,732	$ 10,038,214	14 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 360,989**	$ 362,394	$ 383,083	$ 373,692	(3)%
Payable after notice		**2,139,361**	1,982,001	2,010,039	2,123,327	1
Payable on a fixed date		**7,107,984**	7,073,702	6,747,597	6,077,005	17
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	105,000	-
		9,713,334	9,523,097	9,245,719	8,679,024	12
Other						
Cheques and other items in transit		**44,039**	30,432	29,036	34,550	27
Insurance related		**135,563**	135,565	134,769	127,337	6
Derivative related	(Note 8)	**852**	97	163	846	1
Securities purchased under reverse resale agreements		**83,468**	-	-	19,896	320
Other liabilities		**162,616**	138,278	136,897	140,346	16
		426,538	304,372	300,665	322,975	32
Subordinated Debentures						
Conventional		**375,000**	375,000	375,000	390,000	(4)
Shareholders' Equity						
Preferred shares	(Note 9)	**209,750**	-	-	-	nm
Common shares	(Note 9)	**223,062**	222,010	221,914	220,634	1
Contributed surplus		**18,060**	15,759	14,234	11,655	55
Retained earnings		**474,353**	466,841	448,203	411,329	15
Accumulated other comprehensive income (loss)		**10,528**	(7)	(5,203)	2,597	305
		935,753	704,603	679,148	646,215	45
Total Liabilities and Shareholders' Equity		**$ 11,450,625**	$ 10,907,072	$ 10,600,732	$ 10,038,214	14 %
Contingent Liabilities and Commitments	(Note 11)					

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the six months ended April 30 2009	April 30 2008
Retained Earnings			
Balance at beginning of period		$ 448,203	$ 372,739
Net income		47,199	51,207
Dividends – Preferred shares		(2,458)	-
– Common shares		(13,965)	(12,617)
Issuance costs on preferred units		(4,626)	-
Balance at end of period		474,353	411,329
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of period		(5,203)	(5,931)
Other comprehensive income		15,731	8,523
Balance at end of period		10,528	2,597
Total retained earnings and accumulated other comprehensive income (loss)		484,881	413,926
Preferred Shares	(Note 9)		
Balance at beginning of period		-	-
Issued during the period		209,750	-
Balance at end of period		209,750	-
Common Shares	(Note 9)		
Balance at beginning of period		221,914	219,004
Issued on exercise of employee stock options		393	900
Transferred from contributed surplus on exercise or exchange of options		755	730
Balance at end of period		223,062	220,634
Contributed Surplus			
Balance at beginning of period		14,234	9,681
Amortization of fair value of employee stock options		4,581	2,704
Transferred to common shares on exercise or exchange of options		(755)	(730)
Balance at end of period		18,060	11,655
Total Shareholders' Equity		$ 935,753	$ 646,215

Consolidated Statements of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended April 30 2009	April 30 2008	For the six months ended April 30 2009	April 30 2008
Net Income	$ 21,580	$ 25,302	$ 47,199	$ 51,207
Other Comprehensive Income, net of tax				
Available-for-sale securities:				
Gains from change in fair value[1]	21,528	2,573	30,549	8,429
Reclassification to other income[2]	(4,630)	(1,349)	(10,380)	(2,034)
	16,898	1,224	20,169	6,395
Derivatives designated as cash flow hedges:				
Gains from change in fair value[3]	2,532	1,529	5,968	3,338
Reclassification to net interest income[4]	(3,485)	(179)	(4,996)	(267)
Reclassification to other liabilities for derivatives terminated prior to maturity[5]	(5,410)	(938)	(5,410)	(938)
	(6,363)	412	(4,438)	2,133
	10,535	1,636	15,731	8,528
Comprehensive Income for the Period	$ 32,115	$ 26,938	$ 62,930	$ 59,735

(1) Net of income tax expense of $9,027 and $12,780 for the three and six months ended April 30, 2009, respectively (2008 – $1,237 and $4,053).
(2) Net of income tax benefit of $1,950 and $4,343 for the three and six months ended April 30, 2009, respectively (2008 – $649 and $978).
(3) Net of income tax expense of $948 and $2,497 for the three and six months ended April 30, 2009, respectively (2008 – $695 and $1,528).
(4) Net of income tax benefit of $1,409 and $2,090 for the three and six months ended April 30, 2009, respectively (2008 – $82 and $123).
(5) Net of income tax benefit of $2,264 and $2,264 for the three and six months ended April 30, 2009, respectively (2008 – $429 and $429).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flow

(unaudited) ($ thousands)		For the three months ended April 30 2009	April 30 2008	For the six months ended April 30 2009	April 30 2008
Cash Flows from Operating Activities					
Net income		**$ 21,580**	$ 25,302	**$ 47,199**	$ 51,207
Adjustments to determine net cash flows					
Provision for credit losses		**3,369**	2,962	**6,738**	5,775
Depreciation and amortization		**2,159**	1,686	**4,285**	3,355
Amortization of fair value of employee stock options		**3,020**	1,376	**4,581**	2,704
Future income taxes, net		**(2,687)**	(199)	**(4,312)**	527
Gain on sale of securities, net		**(6,580)**	(1,998)	**(14,723)**	(3,012)
Accrued interest receivable and payable, net		**3,261**	(2,215)	**15,061**	9,600
Current income taxes payable, net		**1,931**	(83)	**(2,047)**	(1,884)
Other items, net		**15,090**	9,631	**7,528**	(9,050)
		41,143	36,462	**64,310**	59,222
Cash Flows from Financing Activities					
Deposits, net		**190,237**	118,678	**467,615**	422,106
Common shares issued	(Note 9)	**333**	250	**393**	900
Preferred units issued	(Note 9)	**209,750**	-	**209,750**	-
Issuance costs on preferred units		**(4,626)**	-	**(4,626)**	-
Dividends		**(9,442)**	(6,318)	**(16,423)**	(12,617)
		386,252	112,610	**656,709**	410,389
Cash Flows from Investing Activities					
Interest bearing deposits with regulated financial institutions, net		**(121,028)**	174	**(81,828)**	(68,545)
Securities, purchased		**(776,638)**	(845,860)	**(1,516,274)**	(1,398,868)
Securities, sale proceeds		**361,682**	451,469	**989,576**	749,756
Securities, matured		**24,252**	425,223	**131,578**	739,510
Securities purchased under resale agreements, net		**98,468**	73,748	**160,468**	71,673
Loans, net		**(51,434)**	(238,617)	**(424,187)**	(542,831)
Land, buildings and equipment		**(1,010)**	(1,553)	**(2,115)**	(3,143)
Business acquisitions	(Note 2)	**-**	-	**(6,481)**	-
		(465,708)	(135,416)	**(749,263)**	(452,448)
Change in Cash and Cash Equivalents		**(38,313)**	13,656	**(28,244)**	17,163
Cash and Cash Equivalents at Beginning of Period		**9,013**	(11,102)	**(1,056)**	(14,609)
Cash and Cash Equivalents at End of Period *		**$ (29,300)**	$ 2,554	**$ (29,300)**	$ 2,554
* Represented by:					
Cash and non-interest bearing deposits with financial institutions		**$ 14,739**	$ 31,039	**$ 14,739**	$ 31,039
Cheques and other items in transit (included in Cash Resources)		**-**	6,065	**-**	6,065
Cheques and other items in transit (included in Other Liabilities)		**(44,039)**	(34,550)	**(44,039)**	(34,550)
Cash and Cash Equivalents at End of Period		**$ (29,300)**	$ 2,554	**$ (29,300)**	$ 2,554
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		**$ 62,745**	$ 85,779	**$ 132,961**	$ 166,443
Amount of income taxes paid in the period		**9,464**	13,865	**24,968**	24,832

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2008. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2008 as set out on pages 61 to 91 of the Bank's 2008 Annual Report.

Changes in Accounting Policies

Goodwill and Intangible Assets

Effective November 1, 2008, the Bank adopted the CICA new accounting standard, Section 3064, *Goodwill and Intangible Assets*. Section 3064, which replaces Section 3062, *Goodwill and Other Intangible Assets*, and Section 3450, *Research and Development Costs*, provides clarifying guidance on the criteria that must be satisfied in order for an intangible asset to be recognized, including internally developed intangible assets. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value

Effective November 1, 2008, the Bank adopted EIC 173, *Credit Risk and the Fair Value of Financial Assets and Financial Liabilities*. The abstract clarifies how the Bank's own credit risk and the credit risk of a counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

2. Business Acquisition

Effective November 1, 2008 the Bank acquired 72.5% of the outstanding shares of Adroit Investment Management Ltd. (Adroit). Adroit is an Edmonton, Alberta based firm specializing in wealth management for individuals, corporations and institutional clients. The results of operations for Adroit have been included in the Bank's consolidated financial statements since the effective acquisition date. The initial $6,481 acquisition cost was paid in cash. Additional contingent consideration, to a maximum of $1,675, will be paid in cash if earnings targets are achieved over a two year period. Any future contingent payment will be recorded when the liability has been incurred and will increase goodwill.

The following table summarizes the fair value of the assets acquired and liabilities assumed:

Net assets acquired		
Other assets	$	90
Other intangible assets		3,964
Goodwill		2,427
	$	6,481

Other intangible assets include customer relationships, non-competition agreements and a trade name. The trade name, which has an estimated value of $280, is not subject to amortization. Adroit's financial results, the goodwill and other intangible assets related to the acquisition are included in the banking and trust segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes.

3. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the six months ended	
	April 30 2009	January 31 2009	April 30 2008	**April 30 2009**	April 30 2008
Net earned premiums	**$ 24,880**	$ 25,215	$ 23,737	**$ 50,095**	$ 48,036
Commissions and processing fees	**760**	654	738	**1,414**	1,400
Net claims and adjustment expenses	**(16,126)**	(18,651)	(15,135)	**(34,777)**	(32,204)
Policy acquisition costs	**(5,316)**	(5,106)	(5,212)	**(10,422)**	(9,895)
Total, net	**$ 4,198**	$ 2,112	$ 4,128	**$ 6,310**	$ 7,337

4. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at April 30 2009	As at January 31 2009	As at April 30 2008
Interest bearing deposits with regulated financial institutions	**$ 12,231**	$ 6,540	$ 1,849
Securities			
Issued or guaranteed by Canada	**3,090**	2,452	1,106
Issued or guaranteed by a province or municipality	**10,509**	7,112	1,827
Other securities	**(15,039)**	(29,288)	(4,600)
Unrealized gain (losses), net	**$ 10,791**	$ (13,184)	$ 182

The securities portfolio is primarily comprised of high quality debt instruments and preferred shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

5. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow.

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	April 30 2009 Composition Percentage	January 31 2009 Composition Percentage	October 31 2008 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 1,149	$ 845	$ 117	$ 79	$ 49	$ 2,239	24 %	24 %	24 %
Other loans	118	215	25	4	1	363	4	4	4
	1,267	1,060	142	83	50	2,602	28	28	28
Loans to Businesses									
Commercial	734	1,283	105	88	247	2,457	27	27	27
Construction and real estate[3]	958	1,414	89	59	178	2,698	30	29	29
Equipment financing	300	813	42	12	52	1,219	13	14	14
Energy	-	141	-	-	-	141	2	2	2
	1,992	3,651	236	159	477	6,515	72	72	72
Total Loans[1]	$ 3,259	$ 4,711	$ 378	$ 242	$ 527	$ 9,117	100 %	100 %	100 %
Composition Percentage									
April 30, 2009	36 %	52 %	4 %	2 %	6 %	100 %			
January 31, 2009	36 %	52 %	4 %	2 %	6 %	100 %			
October 31, 2008	36 %	53 %	4 %	2 %	5 %	100 %			

(1) This table does not include an allocation for credit losses or deferred revenue and premiums.
(2) Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
(3) Includes commercial term mortgages and project (interim) mortgages for non-residential property.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses.

	For the three months ended April 30, 2009			For the three months ended January 31, 2009		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 13,554**	**$ 60,922**	**$ 74,476**	$ 15,011	$ 60,527	$ 75,538
Provision for credit losses	**3,276**	**93**	**3,369**	2,974	395	3,369
Write-offs	**(2,759)**	**-**	**(2,759)**	(4,464)	-	(4,464)
Recoveries	**13**	**-**	**13**	33	-	33
Balance at end of period	**$ 14,084**	**$ 61,015**	**$ 75,099**	$ 13,554	$ 60,922	$ 74,476

	For the three months ended April 30, 2008		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 9,248	$ 55,940	$ 65,188
Provision for credit losses	2,598	364	2,962
Write-offs	(1,065)	-	(1,065)
Recoveries	6	-	6
Balance at end of period	$ 10,787	$ 56,304	$ 67,091

	For the six months ended April 30, 2009			For the six months ended April 30, 2008		
	Specific Allowance	**General Allowance for Credit Losses**	**Total**	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	**$ 15,011**	**$ 60,527**	**$ 75,538**	$ 7,414	$ 55,608	$ 63,022
Provision for credit losses	**6,250**	**488**	**6,738**	5,079	696	5,775
Write-offs	**(7,223)**	**-**	**(7,223)**	(1,739)	-	(1,739)
Recoveries	**46**	**-**	**46**	33	-	33
Balance at end of period	**$ 14,084**	**$ 61,015**	**$ 75,099**	$ 10,787	$ 56,304	$ 67,091

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows.

	As at April 30, 2009				As at January 31, 2009			
	Gross Amount	**Gross Impaired Amount**	**Specific Allowance**	**Net Impaired Loans**	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	**$ 1,317,270**	**$ 17,809**	**$ 862**	**$ 16,947**	$ 1,323,201	$ 12,700	$ 534	$ 12,166
Real estate[1] [3]	**3,929,189**	**65,515**	**7,566**	**57,949**	3,864,064	75,092	4,698	70,394
Industrial	**1,359,937**	**20,709**	**3,675**	**17,034**	1,416,287	16,115	5,962	10,153
Commercial	**2,510,221**	**2,984**	**1,981**	**1,003**	2,464,377	3,878	2,360	1,518
Total	**$ 9,116,617**	**$ 107,017**	**$ 14,084**	**92,933**	$ 9,067,929	$ 107,785	$ 13,554	94,231
General allowance[2]				**(61,015)**				(60,922)
Net impaired loans after general allowance				**$ 31,918**				$ 33,309

	As at April 30, 2008			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,159,586	$ 6,417	$ 283	$ 6,134
Real estate[1]	3,232,475	11,223	920	10,303
Industrial	1,580,911	14,972	3,948	11,024
Commercial	2,036,755	10,406	5,636	4,770
Total	$ 8,009,727	$ 43,018	$ 10,787	32,231
General allowance[2]				(56,304)
Net impaired loans after general allowance				$ (24,073)

(1) Multi-family residential mortgages are included in real estate loans.
(2) The general allowance for credit risk is not allocated by loan type.
(3) Real estate includes foreclosed real estate with a carrying value of $3,505 (2008 – nil) which is held for sale.

7. Impaired and Past Due Loans – continued

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows.

	As at April 30, 2009			As at January 31, 2009		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 46,534	$ 4,424	$ 42,110	$ 54,925	$ 5,204	$ 49,721
British Columbia	58,171	8,568	49,603	50,166	7,134	43,032
Saskatchewan	1,565	620	945	1,801	609	1,192
Manitoba	402	402	-	388	388	-
Other	345	70	275	505	219	286
Total	$ 107,017	$ 14,084	92,933	$ 107,785	$ 13,554	94,231
General allowance[1]			(61,015)			(60,922)
Net impaired loans after general allowance			$ 31,918			$ 33,309

	As at April 30, 2008		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 18,586	$ 8,071	$ 10,515
British Columbia	21,757	1,778	19,979
Saskatchewan	2,167	499	1,668
Manitoba	508	439	69
Other	-	-	-
Total	$ 43,018	$ 10,787	32,231
General allowance[1]			(56,304)
Net impaired loans after general allowance			$ (24,073)

[1] The general allowance for credit risk is not allocated by province.

During the three and six months ended April 30, 2009, interest recognized as income on impaired loans totaled $726 and $932 respectively (2008 - $115 and $178).

Gross impaired loans exclude certain past due loans which are loans where payment of interest or principal is contractually in arrears but which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at April 30, 2009					As at January 31 2009	As at April 30 2008
	1 – 30 days	31 - 60 days	61 – 90 days	More than 90 days	Total	Total	Total
Residential mortgages	$ 20,580	$ 2,111	$ 3,381	$ -	$ 26,072	$ 21,448	$ 21,990
Other loans	34,572	-	5,517	-	40,089	27,760	17,840
	$ 55,152	$ 2,111	$ 8,898	$ -	$ 66,161	$ 49,208	$ 39,830

8. Derivative Financial Instruments

For the three and six months ended April 30, 2009, a net unrealized after tax gain of $2,532 and $5,968 respectively (2008 - $1,529 and $3,338) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2008 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the three and six months ended April 30, 2009, a net gain after tax of $3,485 and $4,996 respectively (2008 - $179 and $267) was reclassified to net income. During the quarter, $5,410 after tax (2008 – $938) was reclassified to other liabilities for derivatives terminated prior to maturity and the deferred balance will be amortized into net interest income over the original hedged period. A net gain of $4,155 (2008 - $2,206) after tax recorded in accumulated other comprehensive income (loss) as at April 30, 2009 is expected to be reclassified to net income in the next 12 months and will offset variable cash flows from floating rate loans.

8. Derivative Financial Instruments - continued

The following table shows the notional value outstanding for derivative financial instruments and the related fair value.

	As at April 30, 2009			As at January 31, 2009		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 328,000**	**$ 4,422**	**$ 737**	$ 513,000	$ 12,848	$ 75
Equity contracts[2]	**2,000**	**-**	**100**	4,440	-	169
Foreign exchange contracts[3]	**3,007**	**5**	**15**	4,280	4	37
Embedded derivatives in equity-linked deposits[2]	**n/a**	**97**	**-**	n/a	184	-
Other forecasted transactions	**-**	**-**	**-**	-	-	-
Derivative related amounts		**$ 4,524**	**$ 852**		$ 13,036	$ 281

	As at April 30, 2008		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 693,000	$ 3,632	$ 74
Equity contracts	4,400	320	-
Foreign exchange contracts	71,299	14	456
Embedded derivatives in equity-linked deposits	n/a	-	316
Other forecasted transactions	-	-	-
Derivative related amounts		$ 3,966	$ 846

(1) Interest rate swaps outstanding at April 30, 2009 mature between May 2009 and June 2010.
(2) Equity contracts and equity-linked deposits outstanding at April 30, 2009 mature between March 2010 and March 2011.
(3) Foreign exchange contracts outstanding at April 30, 2009 mature between May 2009 and December 2009.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the three and six months ended April 30, 2009.

9. Capital Stock

Share Capital

	For the three months ended			
	April 30, 2009		April 30, 2008	
	Number of Shares	**Amount**	Number of Shares	Amount
Preferred Shares - Series 3				
Outstanding at beginning of period	**-**	**$ -**	-	$ -
Issued during the period	**8,390,000**	**209,750**	-	-
Outstanding at end of period	**8,390,000**	**209,750**	-	-
Common Shares				
Outstanding at beginning of period	**63,468,132**	**222,010**	63,146,077	220,217
Issued on exercise or exchange of options	**120,388**	**333**	88,373	250
Transferred from contributed surplus on exercise or exchange of options	**-**	**719**	-	167
Outstanding at end of period	**63,588,520**	**223,062**	63,234,450	220,634
Share Capital		**$ 432,812**		$ 220,634

	For the six months ended			
	April 30, 2009		April 30, 2008	
	Number of Shares	**Amount**	Number of Shares	Amount
Preferred Shares – Series 3				
Outstanding at beginning of period	**-**	**$ -**	-	$ -
Issued during the period	**8,390,000**	**209,750**	-	-
Outstanding at end of period	**8,390,000**	**209,750**	-	-
Common Shares				
Outstanding at beginning of period	**63,457,142**	**221,914**	62,836,189	219,004
Issued on exercise or exchange of options	**131,378**	**393**	398,261	900
Transferred from contributed surplus on exercise or exchange of options	**-**	**755**	-	730
Outstanding at end of period	**63,588,520**	**223,062**	63,234,450	220,634
Share Capital		**$ 432,812**		$ 220,634

During March 2009, the Bank issued 8.4 million Preferred Units at $25 per unit, for total proceeds of $209.8 million. Of the total, 5.4 million Preferred Units were issued by way of a private placement for total proceeds of $135.0 million, and 3.0 million were issued under a public offering for total proceeds of $74.8 million.

The Preferred Units issued by way of the private placement and the public offering each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014.

Holders of the Series 3 Preferred Shares are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared by the Board of Directors. The dividend rate on Series 3 Preferred Shares will reset May 1, 2014 and every five years thereafter at a level of 500 basis points over the then current five-year Government of Canada bond yield. On April 30, 2014, and every five years thereafter, holders of Series 3 Preferred Shares will, subject to certain conditions, have the option to convert their shares to Non-Cumulative Floating Rate Preferred Shares, Series 4 (Series 4 Preferred Shares). Holders of the Series 4 Preferred Shares will be entitled to a floating quarterly dividend rate equal to the 90-day Canadian treasury bill rate plus 500 basis points, as and when declared by the Board of Directors.

The Series 3 Preferred Shares are not redeemable prior to April 30, 2014. Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on April 30, 2014 and on April 30 every five years thereafter, the Bank may redeem all or any part of the then outstanding Series 3 Preferred Shares at the Bank's option without the consent of the holder, by the payment of an amount in cash for each such share so redeemed of $25.00 together with all declared and unpaid dividends to the date fixed for redemption.

Subject to the provisions of the Bank Act, the prior consent of OSFI and the provisions described in the prospectus for the public offering, on not more than 60 nor less than 30 days' notice, the Bank may redeem all or any part of the then outstanding Series 4 Preferred Shares at the Bank's option without the consent of the holder by the payment of an amount in cash for each such share so redeemed of: (i) $25.00 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on April 30, 2019 and on April 30 every five years thereafter; or (ii) $25.50 together with all declared and unpaid dividends to the date fixed for redemption in the case of redemptions on any other date on or after April 30, 2014.

Warrants to Purchase Common Shares

	For the three and six months ended			
	April 30, 2009		April 30, 2008	
	Number of Warrants	**Exercise Price**	Number of Warrants	Exercise Price
Outstanding at beginning of period	**- $**	**-**	- $	-
Issued during the period	**14,964,980**	**14.00**		
Outstanding at end of period	**14,964,980 $**	**14.00**	- $	-

The warrants issued during March 2009 were part of the Preferred Unit issuance discussed in the section above.

10. Employee Stock Options

	For the three months ended			
	April 30, 2009		April 30, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**6,173,917**	**$ 19.41**	5,087,269	$ 19.26
Granted	**16,500**	**8.58**	5,500	22.98
Exercised or exchanged	**(445,000)**	**10.06**	(120,477)	8.97
Forfeited	**(1,301,162)**	**27.12**	(31,050)	21.55
Balance at end of period	**4,444,255**	**$ 18.05**	4,941,242	$ 19.50

	For the six months ended			
	April 30, 2009		April 30, 2008	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**5,204,882**	**$ 20.83**	4,911,277	$ 16.96
Granted	**1,006,535**	**11.71**	601,342	31.11
Exercised or exchanged	**(466,000)**	**10.06**	(529,527)	8.90
Forfeited	**(1,301,162)**	**27.12**	(41,850)	22.44
Balance at end of period	**4,444,255**	**$ 18.05**	4,941,242	$ 19.50
Exercisable at end of period	**1,458,500**	**$ 14.25**	1,158,050	$ 9.74

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 466,000 options (2008 – 529,527) exercised or exchanged in the six months ended April 30, 2009, option holders exchanged the rights to 432,000 options (2008 – 419,077) and received 97,378 shares (2008 – 287,811) in return under the cashless settlement alternative.

For the six months ended April 30, 2009, salary expense of $4,581 (2008 – $2,704) was recognized relating to the estimated fair value of options granted since November 1, 2002, which included the stock option forfeiture discussed below. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.1% (2008 – 4.1%), (ii) expected option life of 4.0 years (2008 – 4.0 years), (iii) expected volatility of 35% (2008 – 21%), and (iv) expected dividends of 4.0% (2008 – 1.3%). The weighted average fair value of options granted was estimated at $1.91 (2008 – $6.66) per share.

During the period, certain employees voluntarily and irrevocably released, without consideration, all right, title and interest in 1,283,062 stock options. The unamortized fair value of these forfeited options ($1,696) has been recognized as additional non-tax deductible salary expense with an offsetting increase to contributed surplus.

During the second quarter of 2009, 750,000 additional options, which were granted in the first quarter of 2009, received shareholder and TSX approval.

Further details relating to stock options outstanding and exercisable at April 30, 2009 follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.58 to $10.84	414,300	0.5	$ 10.04	397,800	$ 10.11
$11.18 to $17.58	2,038,135	2.9	13.83	1,052,700	15.77
$19.16 to $21.46	1,066,290	2.6	21.45	8,000	19.98
$22.29 to $26.38	697,250	3.3	25.64	-	-
$28.11 to $31.18	228,280	3.6	31.13	-	-
Total	4,444,255	2.7	$ 18.05	1,458,500	$ 14.25

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2008 (see pages 80 to 81 of the 2008 Annual Report) and include:

	As at April 30 2009	As at January 31 2009	As at April 30 2008
Guarantees and standby letters of credit			
Balance outstanding	**$ 218,269**	$ 217,270	$ 231,837
Business credit cards			
Total approved limit	**10,753**	11,763	11,169
Balance outstanding	**2,204**	2,703	2,326

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities purchased under reverse resale agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2008 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheet at April 30, 2009 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 95% (2008 – 90%) of the portfolio and estimated using a valuation technique based on observable market data for 5% (2008 – 10%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives and securities purchased under reverse resale agreements) was determined for the entire portfolio using a valuation technique based on observable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2008 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	April 30, 2009			January 31, 2009		
	Book Value	**Fair Value**	**Fair Value Over (Under) Book Value**	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	**$ 572,052**	**$ 572,052**	**$ -**	$ 470,039	$ 470,039	$ -
Securities	**1,649,635**	**1,649,635**	**-**	1,238,769	1,238,769	-
Securities purchased under resale agreements	**-**	**-**	**-**	15,000	15,000	-
Loans[1]	**9,112,752**	**9,157,519**	**44,767**	9,069,187	9,066,945	(2,242)
Other assets[2]	**86,702**	**86,702**	**-**	83,885	83,885	-
Derivative related	**4,524**	**4,524**	**-**	12,852	12,852	-
Liabilities						
Deposits[1]	**9,731,528**	**9,881,520**	**149,992**	9,537,951	9,630,012	92,061
Other liabilities[3]	**364,358**	**364,358**	**-**	242,895	242,895	-
Subordinated debentures	**375,000**	**382,917**	**7,917**	375,000	379,288	4,288
Derivative related	**852**	**852**	**-**	97	97	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 13.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2008 (see page 86 of the 2008 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-interest Sensitive	Total
April 30, 2009								
Assets								
Cash resources and securities	$ 124	$ 195	$ 279	$ 598	$ 1,515	$ 79	$ 30	$ 2,222
Loans	5,113	649	839	6,601	2,433	80	(72)	9,042
Other assets	-	-	-	-	-	-	187	187
Derivative financial instruments[1]	10	83	211	304	26	-	-	330
Total	5,247	927	1,329	7,503	3,974	159	145	11,781
Liabilities and Equity								
Deposits	3,328	878	2,175	6,381	3,245	105	(18)	9,713
Other liabilities	86	6	25	117	35	8	267	427
Debentures	-	-	60	60	240	75	-	375
Shareholders' equity	-	-	-	-	-	-	936	936
Derivative financial instruments[1]	330	-	-	330	-	-	-	330
Total	$ 3,744	$ 884	$ 2,260	$ 6,888	$ 3,520	$ 188	$ 1,185	$ 11,781
Interest Rate Sensitive Gap	$ 1,503	$ 43	$ (931)	$ 615	$ 454	$ (29)	$ (1,040)	$ -
Cumulative Gap	$ 1,503	$ 1,546	$ 615	$ 615	$ 1,069	$ 1,040	$ -	$ -
Cumulative Gap as a percentage of total assets	12.8 %	13.1 %	5.2 %	5.2 %	9.1 %	8.8 %	- %	- %
January 31, 2009								
Assets	$ 5,253	$ 717	$ 1,345	$ 7,315	$ 3,812	$ 149	$ 148	$ 11,424
Liabilities and equity	3,958	641	2,284	6,883	3,439	188	914	11,424
Interest rate sensitive gap	$ 1,295	$ 76	$ (939)	$ 432	$ 373	$ (39)	$ (766)	$ -
Cumulative gap	$ 1,295	$ 1,371	$ 432	$ 432	$ 805	$ 766	$ -	$ -
Cumulative gap as a Percentage of total assets	11.3 %	12.0 %	3.8 %	3.8%	7.0 %	6.7 %	- %	- %
April 30, 2008								
Cumulative gap	$ 376	$ 434	$ 99	$ 99	$ 814	$ 727	$ -	$ -
Cumulative gap as a percentage of total assets	3.5 %	4.0 %	0.9 %	0.9%	7.6 %	6.8 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liabilities are shown below:

April 30, 2009	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	3.5 %	2.6 %	4.8 %	3.6 %	5.0 %	6.6 %	4.1 %
Total liabilities	0.8	2.7	3.6	1.9	4.0	5.8	2.7
Interest rate sensitive gap	2.7 %	(0.1) %	1.2 %	1.7 %	1.0 %	0.8 %	1.4 %
January 31, 2009							
Total assets	3.9 %	3.1 %	5.0 %	4.0 %	5.4 %	6.4 %	4.5 %
Total liabilities	1.3	2.5	3.9	2.3	4.2	5.8	2.9
Interest rate sensitive gap	2.6 %	0.6 %	1.1 %	1.7 %	1.2 %	0.6 %	1.6 %
April 30, 2008							
Total assets	5.4 %	4.6 %	5.3 %	5.3 %	5.6 %	5.3 %	5.4 %
Total liabilities	2.8	3.9	4.1	3.2	4.3	5.8	3.6
Interest rate sensitive gap	2.6 %	0.7 %	1.2 %	2.1 %	1.3 %	(0.5)%	1.8 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 5.6% (January 31, 2009 - 5.8%) and decrease other comprehensive income $23,383 (January 31, 2009 - $21,444) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would increase net interest income by approximately 4.8% (January 31, 2009 - 7.0% decrease to net interest income) and increase other comprehensive income $23,383 (January 31, 2009 - $21,444) net of tax.

14. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both within the same geographic region. The banking and trust segment provides banking, trust and wealth management services to personal clients, small to medium-sized commercial business clients and institutional clients primarily in Western Canada. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	April 30 2009	January 31 2009	April 30 2008	**April 30 2009**	January 31 2009	April 30 2008
Net interest income (teb)[1]	**$ 51,399**	$ 53,101	$ 54,325	**$ 1,413**	$ 1,495	$ 1,334
Less teb adjustment	**1,528**	1,438	1,252	**147**	148	100
Net interest income per financial statements	**49,871**	51,663	53,073	**1,266**	1,347	1,234
Other income[2]	**18,125**	20,218	13,948	**4,445**	2,133	4,147
Total revenues	**67,996**	71,881	67,021	**5,711**	3,480	5,381
Provision for credit losses	**3,369**	3,369	2,962	**-**	-	-
Non-interest expenses	**37,381**	33,910	31,207	**2,613**	2,495	2,246
Provision for income taxes	**7,785**	9,713	9,779	**923**	188	906
Non-controlling interest in subsidiary	**56**	67	-	**-**	-	-
Net income	**$ 19,405**	$ 24,822	$ 23,073	**$ 2,175**	$ 797	$ 2,229
Total average assets ($ millions)[3]	**$ 11,024**	$ 10,711	$ 9,730	**$ 192**	$ 188	$ 180

	Total		
	Three months ended		
	April 30 2009	January 31 2009	April 30 2008
Net interest income (teb)[1]	**$ 52,812**	$ 54,596	$ 55,659
Less teb adjustment	**1,675**	1,586	1,352
Net interest income per financial statements	**51,137**	53,010	54,307
Other income	**22,570**	22,351	18,095
Total revenues	**73,707**	75,361	72,402
Provision for credit losses	**3,369**	3,369	2,962
Non-interest expenses	**39,994**	36,405	33,453
Provision for income taxes	**8,708**	9,901	10,685
Non-controlling interest in subsidiary	**56**	67	-
Net income	**$ 21,580**	$ 25,619	$ 25,302
Total average assets ($ millions)[3]	**$ 11,216**	$ 10,899	$ 9,910

	Banking and Trust		Insurance		Total	
	Six months ended		Six months ended		Six months ended	
	April 30 2009	April 30 2008	**April 30 2009**	April 30 2008	**April 30 2009**	April 30 2008
Net interest income (teb)[1]	**$ 104,500**	$ 109,967	**$ 2,908**	$ 2,738	**$ 107,408**	$ 112,705
Less teb adjustment	**2,966**	2,490	**295**	199	**3,261**	2,689
Net interest income per financial statements	**101,534**	107,477	**2,613**	2,539	**104,147**	110,016
Other income[2]	**38,343**	28,343	**6,578**	7,375	**44,921**	35,718
Total revenues	**139,877**	135,820	**9,191**	9,914	**149,068**	145,734
Provision for credit losses	**6,738**	5,775	**-**	-	**6,738**	5,775
Non-interest expenses	**71,291**	60,711	**5,108**	4,566	**76,399**	65,277
Provision for income taxes	**17,498**	21,821	**1,111**	1,654	**18,609**	23,475
Non-controlling interest in subsidiary	**123**	-	**-**	-	**123**	-
Net income	**$ 44,227**	$ 47,513	**$ 2,972**	$ 3,694	**$ 47,199**	$ 51,207
Total average assets ($ millions)[3]	**$ 10,867**	$ 9,579	**$ 190**	$ 180	**$ 11,057**	$ 9,759

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

During March 2009, the Bank issued 8.4 million Preferred Units for total proceeds of $209.8 million, which qualify as Tier 1 capital (refer to Note 9). The Preferred Units were issued by way of the private placement and the public offering each consist of one Non-Cumulative 5-Year Rate Reset Preferred Share, Series 3 (Series 3 Preferred Shares) in the capital of the Bank with an issue price of $25.00 per share and 1.7857 and 1.7800 common share purchase warrants, respectively. Each warrant is exercisable at a price of $14.00 to purchase one common share in the capital of the Bank until March 3, 2014 (refer to note 9).

Additional information about the Bank's capital management practices is provided in Note 31 to the 2008 audited financial statements beginning on page 89 of the 2008 Annual Report.

Capital Structure and Regulatory Ratios

	As at April 30 2009	As at January 31 2009	As at April 30 2008
Capital			
Tier 1	**$ 1,013,204**	$ 787,859	$ 739,724
Total	**1,403,487**	1,180,204	1,117,667
Capital ratios			
Tier 1	**11.0 %**	8.7 %	9.3 %
Total	**15.2**	13.0	14.0
Assets to capital multiple	**8.2 x**	9.3 x	9.1 x

During the three and six months ended April 30, 2009, the Bank complied with all internal and external capital requirements.

16. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

The Bank has embarked on a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic phase is complete and the design and planning phase is underway and expected to be completed by the end of fiscal 2009.

The impact of the transition to IFRS on the Bank's consolidated financial statements is not yet determinable. Additional information regarding the Bank's plan and the expected impact of the transition will be provided as the project moves forward.

Head Office
Canadian Western Bank & Trust
Suite 2300, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
Suite 2020, 10060 Jasper Avenue
Edmonton, AB T5J 3R8
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

Stock Exchange Listings
The Toronto Stock Exchange
- Common Shares: CWB
- Series 3 Preferred Shares: CWB.PR.A
- Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 – 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Eligible Dividends Designation
CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the *Income Tax Act* (Canada), unless otherwise noted.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Assistant Vice President, Investor and Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 423-8899
E-mail: InvestorRelations@cwbankgroup.com

Online Investor Information
Additional investor information including supplemental financial information and a corporate presentation is available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on June 4, 2009 at 3:00 p.m. ET.
The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until June 18, 2009 by dialing (416) 640-1917 or toll free (877) 289-8525 and entering passcode 21305850, followed by the pound sign.